Exhibit 99.1

One of Israel’s 3 Largest Defense Companies Begins Immediate Deployment of QTREX Quantum’s AME Technology

Ness Ziona, Israel, September 2, 2026 – QTREX Quantum Ltd. (Nasdaq: QTEX) (“QTREX” or the “Company”), a company focused on advancing Additively Manufactured Electronics (“AME”) for quantum computing infrastructure, today announced that one of Israel’s three largest defense companies and one of the world’s leading aerospace and defense organizations has begun deploying QTREX’s AME technology for a joint development program focused on strategic systems operating at the physical limits of precision and performance. The first QTREX AME system is now being installed at the partner’s facilities. The agreement includes exclusivity provisions that underscore the strategic importance the partner places on QTREX’s technology. It also outlines a potential phased commercial pathway toward broader AME system rollouts, with aggregate revenue for QTREX in the tens of millions of dollars. The partner’s identity is not being disclosed at this stage pursuant to contractual confidentiality obligations.

The joint program is designed to adapt QTREX’s proprietary AME platform to meet the partner’s demanding engineering, performance and reliability requirements. The program establishes a defined collaboration framework encompassing customized R&D, advanced materials and process optimization, with the objective of producing next-generation AME systems built to the partner’s specifications. The initial commercial pathway begins with the immediate system deployment and associated recurring consumables revenue. Subject to the negotiation and execution of definitive agreements between the parties, subsequent phases are structured around the procurement of tailored AME systems, representing a direct and scalable revenue opportunity for QTREX.

The partner is a globally active aerospace and defense organization that develops and deploys mission-critical systems across air, space, sea, land and cyber domains for government and military customers worldwide. Its capabilities span the full lifecycle from research and engineering through integration, qualification, manufacturing and operational deployment, and it has an order backlog measured in the tens of billions of dollars. The organization has also made substantial investments in quantum technologies for defense and civilian applications.

“This program places QTREX inside one of the most advanced aerospace and defense technology environments in the world,” said Dagi Ben-Noon, Chief Executive Officer of QTREX. “Our partner is a global defense technology leader whose innovation is closely watched across the industry. By deploying and tailoring our AME systems to its specific requirements, we believe this program can become a powerful reference point for QTREX and open the door to additional agreements with leading defense, aerospace and quantum customers worldwide.”

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business.

For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses discussions, negotiations of and potential entry in to definitive agreements; the installation of QTREX AME system at the defense company’s facility and the expectation to define a phased commercial pathway to broader AME system deployment; the potential revenue that QTREX may derive from the program; QTREX’s proprietary AME platform’s ability to meet the defense company’s demanding engineering, performance and reliability requirements; the establishment of a defined collaboration framework encompassing customized R&D, advanced materials and process optimization; the production of next-generation AME systems built to the defense company’s specifications; QTREX’s initial potential commercial pathway and associated recurring consumables revenue; that subject to the negotiation and execution of definitive agreements between the parties, subsequent phases are structured around the procurement of tailored AME systems, representing a direct and scalable revenue opportunity for QTREX; the defense company’s capabilities and backlog measurement; the belief that the program can become a powerful reference point for QTREX and open the door to additional agreements with leading defense, aerospace and quantum customers worldwide. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission.

Company Contact
QTREX Quantum
Email: info@q-trex.com
Phone: +972-9-9664485